FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13(a)-16 OR 15(d)-16 OF THE SECURITIES EXCHANGE ACT OF 1934

November 5, 2004

Commission File No. 333-87974

INEOS GROUP HOLDINGS Plc
(Exact name of registrant as specified in its charter)

England and Wales
(Jurisdiction of incorporation or organisation)

Hawkslease, Chapel Lane, Lyndhurst, Hampshire SO43 7FG, United Kingdom
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934

Yes ☐	No ☑

CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)
CONSOLIDATED BALANCE SHEETS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)
OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES

INEOS GROUP HOLDINGS
CONSOLIDATED PROFIT AND LOSS ACCOUNTS (UNAUDITED)

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Turnover	594.4	946.5	1,926.7	2,397.2
Cost of sales	(483.5)	(832.8)	(1,612.5)	(2,075.9)

Gross profit	110.9	113.7	314.2	321.3
Distribution costs	(39.1)	(37.2)	(114.4)	(111.1)
Administrative expenses	(13.4)	(13.2)	(34.7)	(28.9)
Other operating income	4.9	—	13.4	—

Operating profit	63.3	63.3	178.5	181.3
Share of operating profit of associate	0.2	0.1	0.5	0.3
Profit on disposal of subsidiary	—	—	0.1	—
Profit on disposal of fixed assets	1.3	—	1.3	—
Net interest payable	(15.9)	(7.7)	(47.2)	(42.1)

Profit on ordinary activities before taxation	48.9	55.7	133.2	139.5
Taxation on profit on ordinary activities	(2.1)	(0.5)	(9.5)	(9.5)

Profit on ordinary activities after taxation	46.8	55.2	123.7	130.0
Equity dividends	(20.8)	—	(20.8)	(44.1)

Profit for the financial period	26.0	55.2	102.9	85.9

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED BALANCE SHEETS

	December 31, 2003	September 30, 2004
	(Audited)	(Unaudited)
	(€ in millions)
Fixed assets
Investments	1.7	2.0
Tangible fixed assets	855.8	817.5
Intangible fixed assets	12.1	11.5
Negative goodwill	(217.4)	(190.3)

	652.2	640.7

Current assets
Cash at bank and in hand	153.3	108.2
Stocks	151.0	213.1
Debtors: amounts falling due within one year	370.0	530.7
Debtors: amounts falling due after one year	73.7	71.7

	748.0	923.7

Creditors: amounts falling due within one year	(520.0)	(608.5)

Net current assets	228.0	315.2

Total assets less current liabilities	880.2	955.9

Creditors: amounts falling due after one year	(650.6)	(631.3)
Provisions for liabilities and charges	(50.4)	(51.0)

Net assets	179.2	273.6

Capital and reserves
Share capital	17.7	17.7
Share premium	51.1	51.1
Profit and loss account	110.4	204.8

Equity shareholders’ funds	179.2	273.6

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
CONSOLIDATED CASH FLOW STATEMENTS (UNAUDITED)

	Nine-Month Period Ended
	September 30,
	2003	2004
	(€ in millions)
Operating profit	178.5	181.3
Depreciation of tangible fixed assets	75.1	86.1
Amortization of goodwill	(21.7)	(30.2)
(Increase)/decrease in stocks	0.2	(60.6)
(Increase)/decrease in debtors	(36.5)	(156.8)
Increase/(decrease) in creditors and provisions	(13.6)	149.7

Net cash flow from operating activities	182.0	169.5

Returns on investments and servicing of finance
Interest received	1.7	1.8
Interest and other financing charges paid	(60.5)	(51.6)

	(58.8)	(49.8)

Taxation paid	(8.1)	(14.6)

Capital expenditure and financial investments
Payments to acquire tangible fixed assets	(35.0)	(40.8)
Receipts from sales of tangible fixed assets	3.3	—

	(31.7)	(40.8)

Acquisitions and disposals
Purchase of business	—	—
Disposal of subsidiary undertaking	1.4	—

	1.4	—

Equity dividends paid	(10.0)	(39.8)

Net cash flow before financing	74.8	24.5

Financing
Repayment of bank loans	(44.8)	(70.1)
Other loans	—	0.3
Capital repayment on finance leases	(1.9)	(0.4)

	(46.7)	(70.2)

Increase/(decrease) in cash	28.1	(45.7)

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
RECONCILIATION OF MOVEMENTS IN EQUITY SHAREHOLDERS FUNDS

Equity
Shareholders Funds
(€ in millions)
At January 1, 2004	179.2
Retained profit for the current period	85.9
Currency translation differences	8.5

At September 30, 2004	273.6

The accompanying notes are an integral part of these consolidated financial statements.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED)

1.	BASIS OF PREPARATION

Ineos Group Holdings plc (Ineos Group Holdings or the “Company”), was incorporated on May 14, 2001 as a holding company to house the ownership interests in certain chemical businesses acquired and controlled by a common owner. These businesses are comprised of Ineos Oxide (formerly Ineos plc), Ineos Fluor, Ineos Silicas and Ineos Phenol.

The accompanying consolidated financial statements have been prepared on a historical cost basis in accordance with generally accepted accounting principles in the United Kingdom (“UK GAAP”).

The consolidated financial statements include all subsidiaries of the Company. Intra-group transactions and balances have been eliminated on consolidation.

The financial and operating results for any period less than a year are not necessarily indicative of the results that may be expected for a full year.

The accompanying consolidated financial statements of the Company are unaudited, with the exception of the balance sheet as at December 31, 2003 which has been extracted from audited financial statements.

In the opinion of the management of the Company, these statements include all adjustments necessary for a fair presentation of the results of all interim periods reported herein. All adjustments are of a normal recurring nature unless otherwise disclosed. Management believes that the disclosures made are adequate for a fair presentation of results of operations, financial position and cash flows.

2.	PRINCIPAL ACCOUNTING POLICIES

The financial information has been prepared using accounting policies in accordance with UK GAAP. The financial information has been prepared under the historical cost convention and in accordance with the accounting policies set out in the Company’s Form 20-F for the year ended December 31, 2003. Certain prior year amounts have been reclassified to conform with the current year’s presentation.

3.	SEGMENTAL INFORMATION

Class of business

The Company’s business comprises the production and distribution of intermediate and speciality chemicals and is made up of four business segments: Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

3.	SEGMENTAL INFORMATION (Continued)

The turnover and operating profit attributable to each different class of business as measured under UK GAAP is as follows:

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
Turnover
Ineos Oxide	127.7	143.6	379.0	425.3
Ineos Fluor	65.7	65.7	214.0	215.2
Ineos Silicas	54.0	54.3	163.1	160.5
Ineos Phenol	347.0	682.9	1,170.6	1,596.2

	594.4	946.5	1,926.7	2,397.2

EBITDA
Ineos Oxide	25.3	22.1	65.3	71.0
Ineos Fluor	11.8	13.3	45.1	44.3
Ineos Silicas	9.5	9.3	29.9	28.7
Ineos Phenol	34.2	37.6	92.1	93.6

	80.8	82.3	232.4	237.6

Reconciliation of earnings before operating exceptional items, interest, taxation, depreciation and amortisation (‘EBITDA’) to operating profit:

	Three-Month Period Ended		Nine-Month Period Ended
	September 30,		September 30,
	2003	2004	2003	2004
	(€ in millions)		(€ in millions)
EBITDA	80.8	82.3	232.4	237.6
Depreciation and amortisation	(17.3)	(18.9)	(53.4)	(56.0)

Operating profit (including share of operating profit of associate)	63.5	63.4	179.0	181.6

4.	INCOME TAXES

The income tax charge for the three-month and nine-month periods ended September 30, 2003 and 2004, is calculated based on the expected effective tax rate for the year.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (UNAUDITED) (Continued)

5.	INVENTORY

	December 31, 2003	September 30, 2004
	(€ in millions)
Raw materials and consumables	47.2	92.9
Work in progress	13.1	17.5
Finished products	90.7	102.7

	151.0	213.1

6.	BORROWINGS

Long-term obligations as of December 31, 2003 and September 30, 2004 are as follows:

	December 31, 2003	September 30, 2004
	(€ in millions)
Senior Credit Agreement	515.6	446.7
10-1/2% Senior Notes	260.0	260.0
Unamortised debt issue costs	(16.9)	(13.4)

	758.7	693.3
Less: amounts falling due within one year	(110.1)	(64.2)

	648.6	629.1
Finance leases	1.7	1.7
Other loans	0.3	0.5

	650.6	631.3

Senior Notes

On July 19, 2001, the Company issued €260 million in 10-1/2% Senior Notes due 2010 pursuant to a private offering. On June 21, 2002 the Company issued €260 million 10-1/2% Senior Notes due 2010 pursuant to an exchange offer whereby holders of the original notes received new notes which have been registered under the US Securities Act of 1933 as amended, but are otherwise identical to the original notes. The Senior Notes are listed on the Luxembourg Stock Exchange.

The Senior Notes bear interest at 10-1/2% per annum, payable semi annually in arrears on February 1 and August 1 of each year. Unless previously redeemed as noted below, the Senior Notes will be redeemed by the Company at their principal amount on August 1, 2010.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6.	BORROWINGS (Continued)

The Senior Notes will be subject to redemption at any time on or after August 1, 2004, at the option of the Company, in whole or in part, at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning August 1 of the years indicated below:

Redemption
Year	Price
2004	110.500%
2005	107.788%
2006	105.250%
2007	102.625%
2008 and thereafter	100.000%

In each case, the redemption premium will be in addition to accrued and unpaid interest, if any, to the redemption date (subject to the rights of holders of record on relevant record dates to receive interest due on an interest payment date).

The Senior Notes are unsecured. The Senior Notes are guaranteed by Ineos Holdings on a senior subordinated basis. Such a guarantee only becomes due 179 days after an event of default on the Senior Notes has occurred or earlier under certain circumstances.

The Senior Notes are stated net of debt issue costs of €4.0 million (2003: €4.6 million). These costs are allocated to the profit and loss account over the term of the Senior Notes in accordance with FRS 4.

The Indenture contains a number of operating and financial covenants including limitations on indebtedness, restricted payments, transactions with affiliates, liens, sale of assets and dividend payments.

Senior Credit Agreement

The Company has outstanding borrowings under a credit agreement (the “Senior Credit Agreement”) which consists of Term Loans (“Term Loan A”, “Term Loan B” and “Term Loan C”) and a revolving credit facility (the “Revolving Credit Facility”). The Term Loans outstanding at September 30, 2004 were €446.7 million, of which €64.2 million is due within one year. The total amounts outstanding on Term Loan A were €179.8 million (2003: €233.7 million), Term Loan B were €158.7 million (2003: €168.6 million) and Term Loan C were €108.2 million (2003: €113.3 million).

Term Loan A is repayable in 12 semi-annual instalments beginning on December 31, 2001 ranging from 1.14% to 9.73% of the principal amount of the loan up until the final repayment in June 2007. Term Loan B is repayable in 14 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.64% of the principal amount of the loan up until the final repayment in June 2008. Term Loan C is repayable in 16 semi-annual instalments beginning on December 31, 2001 ranging from 0.56% to 46.08% of the principal amount of the loan up until the final repayment in June 2009.

The Term Loans bear interest at a rate equal to a margin plus either EURIBOR or LIBOR. The applicable per annum margins for the Term Loan A, Term Loan B and Term Loan C are 1.75%, 2.50% and 3.50% respectively. The margins on Term Loans A and B are subject to a reduction based on certain financial tests. The Company pays a commitment fee of 0.75% per annum on the undrawn amounts of the revolving credit facility.

Ineos Holdings Limited and substantially all of its material subsidiaries are guarantors of the Senior Credit Agreement. Their obligations are secured by fixed and floating charges over all of the assets of Ineos Holdings Limited and substantially all of the assets of those material subsidiaries.

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

6.	BORROWINGS (Continued)

The Senior Credit Agreement contains numerous operating and financial covenants including requirements to maintain minimum coverage of interest expense, minimum coverage of total debt service and a maximum leverage ratio. In addition, the Senior Credit Agreement includes covenants relating to, among other things, limitations on indebtedness, ability to give guarantees, creation of security interests, making acquisitions and investments, disposing of assets and paying dividends.

The Term Loans are stated net of unamortised debt issue costs of €9.4 million (2003: €12.3 million). These costs are allocated to the profit and loss account in accordance with FRS 4.

7.	CONTINGENCIES

The company is subject to various proceedings instituted by governmental authorities arising under the provisions of applicable laws or regulations relating to the discharge of materials into the environment or otherwise relating to the protection of the environment. In management’s opinion, none of the proceedings is material to the financial condition or results of operation of the company.

8.	RECENT ACCOUNTING DEVELOPMENTS

In January 2004, the FASB issued FASB Staff Position (“FSP”) 106-1, Accounting and Disclosure Requirements Related to Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the “Act”). This FSP addresses the accounting implications of the newly issued Act to an entity that sponsors a postretirement health care plan that provides prescription drug benefits. This Act, signed into law in December 2003 in the United States, introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of certain retiree health care benefit plans. The FSP includes an election to defer accounting for the implications of this new law until specific authoritative guidance to address the accounting treatment has been issued. As such, as a result of the lack of the existence of such guidance, any measures included in these financial statements of the accumulated postretirement benefit obligation (APBO) or net periodic post retirement benefit cost in the financial statements or accompanying notes do not reflect the effects of the Act on the plan. Authoritative guidance, when issued, could require a change in previously reported information.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as “Variable Interest Entities” (VIE) must be consolidated by the “primary beneficiary” of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE. FIN 46-R is effective immediately for entities created after February 1, 2003. For entities created prior to February 1, 2003 FIN 46-R will be effective for the Company’s December 31, 2004 financial statements. The Company has determined that the adoption of this statement will have no material impact on its results of operations and financial position.

In December 2003, the FASB issued SFAS 132 (revised) Employers’ Disclosures about Pensions and Other Post Retirement Benefits (FAS 132(R)”). FAS 132(R) requires additional disclosures about the plan assets, obligations, investment strategies and rate of return assumptions for defined benefit plans. In 2003, we adopted the revised disclosure requirements of this standard, except for certain disclosures about non-UK plans and estimated future benefit payments that are not required until the year ending December 31, 2004. These additional disclosures are not required for interim financial statements.

The European Parliament and Council of the European Union issued a regulation in 2002 that will require all EU listed companies to prepare their consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”) rather than the existing national GAAP. This regulation applies to Ineos Group Holdings as our Senior Notes are listed on the Luxembourg Stock Exchange. The regulation takes effect for the accounting periods beginning after January 1, 2005 and

INEOS GROUP HOLDINGS
NOTES TO THE FINANCIAL STATEMENTS (Continued)

8.	RECENT ACCOUNTING DEVELOPMENTS (Continued)

consequently the accounting framework under which the Company reports will change. The Company will produce its consolidated financial statements in accordance with IFRS for the year ending December 31, 2005. We are currently evaluating the areas that will be most affected by the adoption of IFRS, including assessing the impact on our underlying systems and financial statements and our US GAAP reconciliations.

9.	SUBSEQUENT EVENT

On October 25, 2004, Ineos Holdings Limited, a wholly owned subsidiary, acquired 15% of Ineos Chlor Limited from ICI plc for a consideration of £1. The Company and Ineos Chlor Limited are companies under common control. The Company has also agreed to participate in the revised funding package to construct new cellrooms at Ineos Chlor Limited’s site at Runcorn, England. The Company intends to make available additional facilities to Ineos Chlor Limited of £91 million (€132 million) in the form of interest bearing loans with final maturity in 2010.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

FORWARD-LOOKING STATEMENTS

The Company includes “forward-looking statements”, within the meaning of the US securities laws, based on our current expectations and projections about future events, including:

•	Our high degree of leverage and significant debt service obligations as well as future cash flow and earnings;

•	Our sales growth across our principal businesses and our strategy for controlling costs, growing margins, increasing manufacturing capacity and production levels and making capital expenditures;

•	Raw material costs or supply arrangements;

•	Our technological and manufacturing assets and our ability to utilise them to further increase sales and the profitability of our businesses;

•	Our ability to retain existing customers and obtain new customers;

•	Our ability to develop new products and technologies successfully;

•	The cyclical and highly competitive nature of our businesses;

•	Risks related to environmental costs, liabilities or claims; and

•	Currency fluctuations.

All statements other than statements of historical facts included in this report including, without limitation, statements regarding our future financial position, risks and uncertainties related to our business and the notes, strategy, capital expenditures, projected costs and our plans and objectives for future operations, may be deemed to be forward-looking statements. These forward-looking statements are subject to a number of risks and uncertainties. Words such as “believe”, “expect”, “anticipate”, “may”, “intend”, “will”, “should”, “estimate” and similar expressions or the negatives of these expressions are intended to identify forward-looking statements. In addition, from time to time we or our representatives, acting in respect of information provided by us, have made or may make forward-looking statements orally or in writing and these forward-looking statements may be included in but are not limited to press releases (including on our website), filings with the US Securities and Exchange Commission, reports to our security holders and other communications. Although we believe that the expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such expectations will prove to be correct. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

We are a leading global chemical manufacturer of speciality and intermediate chemicals. Our company is comprised of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas.

Our products include a wide range of ethylene-based, fluorine-based and inorganic speciality chemicals, as well as intermediate chemicals, such as phenol, acetone and ethylene glycol (EG). We believe our businesses are distinguished by the broad experience of our shareholders and our management teams, leading market positions, high quality and low-cost production facilities and operating diversity.

Ineos Group Holdings — Results of Operations

The results of operations of Ineos Group Holdings for the three-month and nine-month periods ended September 30, 2003 and 2004 are comprised of Ineos Oxide, Ineos Fluor, Ineos Silicas and Ineos Phenol.

Discussions of the results of operations of each of Ineos Oxide, Ineos Phenol, Ineos Fluor and Ineos Silicas for the three-month and nine-month periods ended September 30, 2003 and 2004 are presented herein.

The following table sets forth, for the periods indicated, our turnover and expenses and such amounts as a percentage of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	594.4	100.0	946.5	100.0	1,926.7	100.0	2,397.2	100.0

Cost of sales	(483.5)	(81.3)	(832.8)	(88.0)	(1,612.5)	(83.7)	(2,075.9)	(86.6)

Gross profit	110.9	18.7	113.7	12.0	314.2	16.3	321.3	13.4
Distribution costs	(39.1)	(6.6)	(37.2)	(3.9)	(114.4)	(5.9)	(111.1)	(4.6)
Administrative expenses	(13.4)	(2.3)	(13.2)	(1.4)	(34.7)	(1.8)	(28.9)	(1.2)
Other operating income	4.9	0.8	—	—	13.4	0.7	—	—

Operating profit	63.3	10.6	63.3	6.7	178.5	9.3	181.3	7.6
Share of operating profit of associate	0.2	—	0.1	—	0.5	—	0.3	—
Profit on disposal of subsidiary	—	—	—	—	0.1	—	—	—
Profit on disposal of fixed assets	1.3	0.3	—	—	1.3	0.1	—	—
Net interest payable	(15.9)	(2.7)	(7.7)	(0.8)	(47.2)	(2.5)	(42.1)	(1.8)

Profit on ordinary activities before taxation	48.9	8.2	55.7	5.9	133.2	6.9	139.5	5.8
Taxation	(2.1)	(0.3)	(0.5)	(0.1)	(9.5)	(0.5)	(9.5)	(0.4)

Profit on ordinary activities after taxation	46.8	7.9	55.2	5.8	123.7	6.4	130.0	5.4

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Three-Month Period Ended September 30, 2004, Compared to Three-Month Period Ended September 30, 2003

Turnover

Turnover increased by €352.1 million, approximately 59.2% to €946.5 million for the three-month period ended September 30, 2004, as compared to €594.4 million for the same period in 2003. This increase largely reflects an increase of volumes sold for intermediate chemicals in the Ineos Phenol business segment. Ineos Phenol has also experienced significant price increases in line with the increases in market prices for its products.

Cost of sales

Cost of sales increased by €349.3 million, approximately 72.2% to €832.8 million for the three-month period ended September 30, 2004 as compared to €483.5 million in the same period in 2003. This increase largely reflects increased sales volumes in the intermediate business segment of Ineos Phenol. Ineos Phenol has also experienced increased raw material prices in line with the increase in market prices for benzene and propylene.

Gross profit

Gross profit increased by €2.8 million, approximately 2.5% to €113.7 million for the three-month period ended September 30, 2004, as compared to €110.9 million in the same period in 2003. This increase reflects the increase in sales volumes and improved margins in Ineos Phenol, mainly in the US, partially offset by additional accelerated depreciation of €2.4 million on the Ineos Fluor HFC 134a asset in the UK and some margin erosion experienced on EO and EO derivatives by Ineos Oxide.

Distribution costs

Distribution costs decreased by €1.9 million, approximately 4.9% to €37.2 million for the three-month period ended September 30, 2004, as compared to €39.1 million in the same period in 2003. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar and sterling.

Administrative expenses

Administrative expenses decreased by €0.2 million, approximately 1.5% to €13.2 million for the three-month period ended September 30, 2004 as compared to €13.4 million in the same period in 2003. This decrease is primarily due to the combined impact of lower costs incurred as a result of a number of cost saving projects across the group, together with increased negative goodwill amortisation in Ineos Fluor, partially offset by lower levels of other operating income in Ineos Phenol and Ineos Oxide.

Other operating income

Other operating income in 2003 represented insurance proceeds of €4.9 million in respect of business interruption as a result of the incident at our Ineos Phenol plant in Mobile, USA. This insurance claim was fully settled during 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating profit

Operating profit was unchanged at €63.3 million, for the three-month period ended September 30, 2004, as compared to €63.3 million in the same period in 2003. This primarily reflects improved volumes and margins achieved in Ineos Phenol, offset by the reduction in business interruption insurance proceeds from €4.9 million in 2003 to nil in 2004.

Share of operating profit of associate

Share of operating profit of associate decreased by €0.1 million, approximately 50% to €0.1 million in 2004 as compared to €0.2 million in 2003.

Profit on disposal of fixed assets

Profit on disposal of fixed assets represents the impact of the incident at our Ineos Phenol plant in Mobile, USA. In addition to the amounts received on account in 2002, a final amount of €1.3 million was received from the insurers for property damage in 2003.

Net interest payable

Net interest payable decreased by €8.2 million, approximately 51.6% to €7.7 million for the three-month period ended September 30, 2004, as compared to €15.9 million in the same period in 2003. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2004 compared to 2003 as a result of scheduled and voluntary debt repayments and exchange differences on short term intra group loan funding.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €6.8 million, approximately 13.9% to €55.7 million for the three-month period ended September 30, 2004, as compared to a profit of €48.9 million in the same period in 2003. This increase primarily reflects the increased volumes sold in Ineos Phenol, together with the reduction in interest charges due to lower variable interest rates and lower debt levels in 2004 compared to 2003, partially offset by the reduction in business interruption proceeds from €4.9 million in 2003 to nil in 2004.

Taxation

Taxation decreased by €1.6 million, approximately 76.2% to €0.5 million for the three-month period ended September 30, 2004, as compared to €2.1 million in the same period in 2003. The effective tax rate in 2004 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €8.4 million, approximately 17.9% to €55.2 million in for the three-month period ended September 30, 2004, as compared to €46.8 million in the same period in 2003. This increase primarily reflects the increased volumes sold in Ineos Phenol, together with the reduction in interest charges due to lower variable interest rates and lower debt levels in 2004 compared to 2003, partially offset by the reduction in business interruption proceeds from €4.9 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nine-Month Period Ended September 30, 2004, Compared to Nine-Month Period Ended September 30, 2003

Turnover

Turnover increased by €470.5 million, approximately 24.4% to €2,397.2 million for the nine-month period ended September 30, 2004, as compared to €1,926.7 million in the same period in 2003. This increase largely reflects an increase of volumes sold of intermediate chemicals in the Ineos Phenol and Ineos Oxide business segments. Ineos Phenol has also experienced significant price increases in line with the increases in market prices for its products.

Cost of sales

Cost of sales increased by €463.4 million, approximately 28.7% to €2,075.9 million for the nine-month period ended September 30, 2004, as compared to €1,612.5 million in the same period in 2003. This increase largely reflects increased volumes in the intermediate business segments of Ineos Phenol and Ineos Oxide. Ineos Phenol has also experienced significant increased raw material prices in line with market prices for benzene and propylene.

Gross profit

Gross profit increased by €7.1 million, approximately 2.3% to €321.3 million for the nine-month period ended September 30, 2004, as compared to €314.2 million in the same period in 2003. This increase reflects the impact of higher volumes achieved by Ineos Phenol and Ineos Oxide, partially offset by the impact of exchange rate retranslation as a result of the euro compared to the US dollar, together with additional accelerated depreciation of €9.6 million on the Ineos Fluor UK HFC 134a plant.

Distribution costs

Distribution costs decreased by €3.3 million, approximately 2.9% to €111.1 million for the nine-month period ended September 30, 2004, as compared to €114.4 million in the same period in 2003. This decrease is a combination of reduced distribution costs as a result of our continuing cost saving projects, partially offset by increased distribution costs due to increased sales volumes.

Administrative expenses

Administrative expenses decreased by €5.8 million, approximately 16.7% to €28.9 million for the nine-month period ended September 30, 2004, as compared to €34.7 million in the same period in 2003. This decrease is primarily due to the net impact of lower costs incurred as a result of a number of cost saving projects across the group, together with the additional amortisation of negative goodwill associated with the Ineos Fluor UK HFC 134a asset.

Other operating income

Other operating income in 2003 represented insurance proceeds of €13.4 million in respect of business interruption as a result of the incident at our Ineos Phenol plant in Mobile, USA. This insurance claim was fully settled during 2003.

Operating profit

Operating profit increased by €2.8 million, approximately 1.6% to €181.3 million for the nine-month period ended September 30, 2004, as compared to €178.5 million in the same period in 2003. This increase primarily reflects increased volumes sold in Ineos Phenol and Ineos Oxide, partially offset by the reduction in business interruption proceeds from €13.4 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Share of operating profit of associate

Share of operating profit of associate decreased by €0.2 million, approximately 40.0% to €0.3 million in 2004 as compared to €0.5 million in 2003.

Profit on disposal of subsidiary

In April 2003, Ineos Silicas Italia srl and the associated silicate business was sold to its management, supported financially by an Italian chemical company Marchi Industriali spa. The sale realised a profit on disposal of €0.1 million.

Profit on disposal of fixed assets

Profit on disposal of fixed assets represents the impact of the incident at our Ineos Phenol plant in Mobile, USA. In addition to the amounts received on account in 2002, a final amount of €1.3 million was received from the insurers for property damage in 2003.

Net interest payable

Net interest payable decreased by €5.1 million, approximately 10.8% to €42.1 million for the nine-month period ended September 30, 2004, as compared to €47.2 million in the same period in 2003. This decrease primarily reflects the reduction in the variable interest rates on the senior credit facility together with lower debt levels in 2004 compared to 2003 as a result of scheduled and voluntary debt repayments.

Profit on ordinary activities before taxation

Profit on ordinary activities increased by €6.3 million, approximately 4.7% to €139.5 million for the nine-month period ended September 30, 2004, as compared to a profit of €133.2 million in the same period in 2003. This increase primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, and the reduction in interest charges due to lower variable interest rates and lower debt levels in 2004 compared to 2003 partially offset by the reduction in business interruption proceeds from €13.4 million in 2003 to nil in 2004.

Taxation

Taxation was unchanged at €9.5 million, for the nine-month period ended September 30, 2004, as compared to €9.5 million in the same period in 2003. The effective tax rate in 2004 reflects the anticipated rate for the year.

Profit on ordinary activities after taxation

Profit on ordinary activities after taxation increased by €6.3 million, approximately 5.1% to €130.0 million for the nine-month period ended September 30, 2004, as compared to a profit of €123.7 million in the same period in 2003. This increase primarily reflects the increased volumes sold in Ineos Phenol and Ineos Oxide, and the reduction in interest charges due to lower variable interest rates and lower debt levels in 2004 compared to 2003 partially offset by the reduction in business interruption proceeds from €13.4 million in 2003 to nil in 2004.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Oxide

The following table sets forth, for the three-month and nine-month periods ended September 30, 2003 and 2004, turnover and expenses of Ineos Oxide and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	127.7	100.0	143.6	100.0	379.0	100.0	425.3	100.0

Cost of sales	(90.2)	(70.6)	(109.8)	(76.5)	(281.7)	(74.3)	(320.1)	(75.3)

Gross profit	37.5	29.4	33.8	23.5	97.3	25.7	105.2	24.7

Distribution costs	(13.1)	(10.3)	(12.0)	(8.4)	(36.1)	(9.5)	(35.6)	(8.4)
Administrative expenses	(2.3)	(1.8)	(2.8)	(1.9)	(5.4)	(1.5)	(8.2)	(1.9)

Operating profit	22.1	17.3	19.0	13.2	55.8	14.7	61.4	14.4

EBITDA	25.3	19.8	22.1	15.4	65.3	17.2	71.0	16.7

Three-Month Period Ended September 30, 2004, Compared to Three-Month Period Ended September 30, 2003

Turnover

Turnover increased by €15.9 million, approximately 12.5%, to €143.6 million for the three-month period ended September 30, 2004, as compared to €127.7 million for the same period in 2003. This increase reflects higher EG, EO and EO derivatives prices. Volumes remained stable for speciality chemicals and intermediate chemicals. Across the European business lower volumes have been achieved, which can be explained by the ageing catalyst in the third quarter of 2004, which has been replaced in September 2004 compared to a replacement in November 2003. Our US business volumes have increased compared to last year after the November 2003 capacity expansion. The effect of the weakening US dollar on our US business has also offset some of the price increases.

The average North Western Europe price for EO as per ICIS LOR increased to €1,062 per tonne for the three-month period ended September 30, 2004, as compared to €916 per tonne for the same period in 2003. The average North Western Europe prices for monoethylene glycol (MEG) as per ICIS LOR increased to €822 per tonne for the three-month period ended September 30, 2004 as compared to €663 per tonne for the same period in 2003.

Cost of sales

Cost of sales increased by €19.6 million, approximately 21.7%, to €109.8 million for the three-month period ended September 30, 2004, as compared to €90.2 million for the same period in 2003. This increase primarily reflects significantly increased ethylene prices, marginally offset by the weakening US dollar.

The average North Western Europe Contract Price for ethylene referenced by ICIS LOR increased to €635 per tonne for the three-month period ended September 30, 2004 compared to €445 per tonne for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit decreased by €3.7 million, approximately 9.9%, to €33.8 million for the three-month period ended September 30, 2004, as compared to €37.5 million for the same period in 2003. This decrease reflects a combination of the planned catalyst change in Q3 (compared to Q4 last year); the margin erosion on EO and EO derivatives, the stable volumes sold of intermediates and specialities and the higher EG margins due to global shortage of EG.

Distribution costs

Distribution costs decreased by €1.1 million, approximately 8.4% to €12.0 million for the three-month period ended September 30, 2004, as compared to €13.1 million for the same period in 2003. This reflects the constant drive to reduce distribution charges by making the supply chain more efficient in a period of stable volumes sold.

Administrative expenses

Administrative expenses increased by €0.5 million, approximately 21.7%, to €2.8 million for the three-month period ended September 30, 2004, as compared to €2.3 million for the same period in 2003. Excluding a one-off sale of a piece of land to a co-siting third party in Q3 of 2003 which generated €0.4 million profit, the administration expenses are stable and reflect the results of our fixed costs savings programme.

Operating profit and EBITDA

Operating profit decreased by €3.1 million, approximately 14.0%, to €19.0 million for the three-month period ended September 30, 2004, as compared to €22.1 million for the same period in 2003. EBITDA decreased by €3.2 million, approximately 12.6%, to €22.1 million for the three-month period ended September 30, 2004, as compared to €25.3 million for the same period in 2003.

Nine-Month Period Ended September 30, 2004, Compared to Nine-Month Period Ended September 30, 2003

Turnover

Turnover increased by €46.3 million, approximately 12.2%, to €425.3 million for the nine-month period ended September 30, 2004, as compared to €379.0 million for the same period in 2003. This increase reflects the higher prices of EO and EG and the increased volumes sold for speciality chemicals and intermediate chemicals, partly offset by the effect of the weakening US dollar on our US business.

The average of the North Western European contract price for EO as per ICIS LOR increased to €1,030 per tonne for the nine-month period ended September 30, 2004, as compared to €950 per tonne for the same period in 2003. The average of the North Western European contract prices for monoethylene glycol (MEG) as per ICIS LOR increased to €760 per tonne for the nine-month period ended September 30, 2004 as compared to €671 per tonne for the same period in 2003.

Cost of sales

Cost of sales increased by €38.4 million, approximately 13.6%, to €320.1 million for the nine-month period ended September 30, 2004, as compared to €281.7 million for the same period in 2003. This primarily reflects increased sales volumes in the speciality and intermediate business, the strong increase in raw material prices (in line with naptha prices), compensated by the effect of the weakening US dollar on our US business.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The average of the North Western European contract price for ethylene as per ICIS LOR increased to €607 per tonne for the nine-month period ended September 30, 2004, as compared to €532 per tonne for the same period in 2003.

Gross profit

Gross profit increased by €7.9 million, approximately 8.1%, to €105.2 million for the nine-month period ended September 30, 2004, as compared to €97.3 million for the same period in 2003. The increase reflects the higher margins in the EG business due to the global shortage on the EG market together with €5.0 million compensation received from a supplier to settle a commercial dispute in Q1 of 2004, partly offset by the effect of the weakening US dollar on our US business.

Distribution costs

Distribution costs decreased by €0.5 million, approximately 1.4%, to €35.6 million for the nine-month period ended September 30, 2004, as compared to €36.1 million for the same period in 2003. This decrease reflects the constant drive to reduce our distribution expenses and optimise our supply chain, which enables us to grow our volume without incurring higher distribution costs.

Administrative expenses

Administrative expenses increased by €2.8 million, approximately 51.9%, to €8.2 million for the nine-month period ended September 30, 2004 as compared to €5.4 million for the same period in 2003. Excluding the ‘other income’ items of €2.7 million included in the administration expenses of September 2003, administrative expenses remained flat for the nine-month period ended September 30, 2004 as compared to the same period in 2003. This reflects the continuous effort to reduce our fixed cost base.

Operating profit and EBITDA

Operating profit increased by €5.6 million, approximately 10.0%, to €61.4 million for the nine-month period ended September 30, 2004, as compared to €55.8 million for the same period in 2003. EBITDA increased by €5.7 million, approximately 8.7%, to €71.0 million for the nine-month period ended September 30, 2004, as compared to €65.3 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Phenol

The following table sets forth, for the three-month and nine-month periods ended September 30, 2003 and 2004, turnover and expenses of Ineos Phenol and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	347.0	100.0	682.9	100.0	1,170.6	100.0	1,596.2	100.0

Cost of sales	(308.7)	(89.0)	(636.3)	(93.2)	(1,069.1)	(91.3)	(1,480.6)	(92.8)

Gross profit	38.3	11.0	46.6	6.8	101.5	8.7	115.6	7.2

Distribution costs	(15.3)	(4.4)	(14.9)	(2.2)	(45.6)	(3.9)	(45.1)	(2.8)
Administrative expenses	0.9	0.3	(0.2)	—	6.6	0.6	5.0	0.3
Other operating income	4.9	1.4	—	—	13.4	1.1	—	—

Operating profit	28.8	8.3	31.5	4.6	75.9	6.5	75.5	4.7

EBITDA	34.2	9.9	37.6	5.5	92.1	7.9	93.6	5.9

Three-Month Period Ended September 30, 2004, Compared to Three-Month Period Ended September 30, 2003

Turnover

Turnover increased by €335.9 million, approximately 96.8%, to €682.9 million for the three-month period ended September 30, 2004, as compared to €347.0 million for the same period in 2003. This increase reflects increased sales volumes and higher sales prices for both phenol and acetone.

Western European phenol and acetone prices (per CMAI) increased to €1,177 per tonne and €675 per tonne, respectively, for the three month period ended September 30, 2004, as compared to €655 per tonne and €472 per tonne, respectively, for the same period in 2003. US phenol and acetone prices (per CMAI) increased to $1,253 per tonne and $816 per tonne, respectively, for the three month period ended September 30, 2004, as compared to $754 per tonne and $551 per tonne, respectively, for the same period in 2003.

Cost of sales

Cost of sales increased by €327.6 million, approximately 106.1%, to €636.3 million for the three-month period ended September 30, 2004, as compared to €308.7 million for the same period in 2003. This increase reflects increased raw material prices and higher raw material consumption due to higher plant utilisation.

Western European benzene and propylene prices (per CMAI) increased to €871 per tonne and €585 per tonne, respectively, for the three-month period ended September 30, 2004, as compared to €316 per tonne and €430 for the same period in 2003. US benzene and propylene prices (per CMAI) increased to $1,087 per tonne and $713 per tonne, respectively, for the three-month period ended September 30, 2004, as compared to $422 per tonne and $459 per tonne, respectively, for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Gross profit

Gross profit increased by €8.3 million, approximately 21.7% to €46.6 million for the three-month period ended September 30, 2004, as compared to €38.3 million for the same period in 2003. This increase reflects the increase in sales volume and sales prices, partially offset by increased raw material prices and higher raw material consumption due to increased plant utilisation.

Distribution costs

Distribution costs decreased by €0.4 million, approximately 2.6%, to €14.9 million for the three-month period ended September 30, 2004, as compared to €15.3 million for the same period in 2003. This decrease is a result of our continuing cost saving projects together with the impact of exchange rate retranslation as a result of a stronger euro against the US dollar, only partially offset by increased shipping costs due to increased sales volumes.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, increased by €1.1 million, approximately 122.2%, to €0.2 million for the three-month period ended September 30, 2004, as compared to a credit of €0.9 million for the same period in 2003. This increase is due to a reduction in negative goodwill amortisation of €0.4 million as a result of exchange rate retranslation, together with decreased levels of currency translation gains made in 2004 as compared to 2003, partially offset by a reduction in fixed costs as a result of our continuing cost saving projects.

Other operating income

Other operating income decreased by €4.9 million, exactly 100.0%, to nil for the three-month period ended September 30, 2004, as compared to €4.9 million for the same period in 2003. This income represents the business interruption insurance proceeds received in the three-month period ended September 30, 2003, following the incident at the Mobile plant in September 2002.

Operating profit and EBITDA

Operating profit increased by €2.7 million, approximately 9.4%, to €31.5 million for the three-month period ended September 30, 2004, as compared to €28.8 million for the same period in 2003. This increase reflects the increase in sales volume and sales prices, partially offset by increased raw material prices and higher raw material consumption due to increased plant utilisation, together with the reduction in business interruption proceeds from €4.9 million in 2003 to nil in 2004.

EBITDA increased by €3.4 million, approximately 9.9%, to €37.6 million for the three-month period ended September 30, 2004, as compared to €34.2 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Nine-Month Period Ended September 30, 2004, Compared to Nine-Month Period Ended September 30, 2003

Turnover

Turnover increased by €425.6 million, approximately 36.4%, to €1,596.2 million for the nine-month period ended September 30, 2004, as compared to €1,170.6 million for the same period in 2003. This increase reflects increased sales volumes and higher sales prices for both phenol and acetone.

Western European phenol and acetone prices (per CMAI) increased to €960 per tonne and to €623 per tonne, respectively, for the nine month period ended September 30, 2004, as compared to €732 per tonne and €580 per tonne, respectively, for the same period in 2003. US phenol and acetone prices (per CMAI) increased to $1,015 per metric tonne and $716 per metric tonne, respectively, for the nine month period ended September 30, 2004, as compared to $769 per metric tonne and $558 per metric tonne, respectively, for the same period in 2003.

Cost of sales

Cost of sales increased by €411.5 million, approximately 38.5%, to €1,480.6 million for the nine-month period ended September 30, 2004, as compared to €1,069.1 million for the same period in 2003. This increase reflects increased raw material prices in combination with higher raw material consumption due to higher plant utilisation.

Western European benzene and propylene prices (per CMAI) increased to €627 per tonne and €528 per tonne, respectively, for the nine-month period ended September 30, 2004, as compared to €432 per tonne and €493 per tonne, respectively, for the same period in 2003. US benzene and propylene prices (per CMAI) increased to $793 per tonne and $687 per tonne, respectively, for the nine-month period ended September 30, 2004, as compared to $467 per tonne and $514 per tonne, respectively, for the same period in 2003.

Gross profit

Gross profit increased by €14.1 million, approximately 13.9%, to €115.6 million in the nine-month period ended September 30, 2004, as compared to €101.5 million for the same period in 2003. This increase reflects increased sales volumes and sales prices, only partially offset by increased raw material prices and higher raw material consumption.

Distribution costs

Distribution costs decreased by €0.5 million, approximately 1.1%, to €45.1 million for the nine-month period ended September 30, 2004, as compared to €45.6 million for the same period in 2003. This decrease is due to a combination of increased costs of sales due to higher sales volumes, offset by a favourable exchange rate retranslation as a result of a stronger euro against the US dollar together with costs savings as a result of our continuing cost saving projects.

Administrative expenses

Administrative expenses, including the amortisation of negative goodwill, increased by €1.6 million, approximately 24.2%, to a credit of €5.0 million for the nine-month period ended September 30, 2004, as compared to a credit of €6.6 million for the same period in 2003. This increase is primarily due to a reduction in negative goodwill amortisation of €1.6 million as a result of exchange rate retranslation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Other operating income

Other operating income decreased by €13.4 million, exactly 100.0%, to nil for the nine-month period ended September 30, 2004, as compared to €13.4m for the same period in 2003. This income represents the business interruption insurance proceeds received in the nine-month period ended September 30, 2003, following the incident at the Mobile plant in September 2002.

Operating profit and EBITDA

Operating profit decreased by €0.4 million, approximately 0.5%, to €75.5 million for the nine-month period ended September 30, 2004, as compared to €75.9 million for the same period in 2003. This decrease reflects the increase in sales volume and sales prices, partially offset by increased raw material prices and higher raw material consumption due to increased plant utilisation, together with the reduction in business interruption proceeds from €13.4 million in 2003 to nil in 2004.

EBITDA increased by €1.5 million, approximately 1.6%, to €93.6 million for the nine-month period ended September 30, 2004, as compared to €92.1 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Fluor

The following table sets forth, for the three-month and nine-month periods ended September 30, 2003 and 2004, turnover and expenses of Ineos Fluor and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	65.7	100.0	65.7	100.0	214.0	100.0	215.2	100.0

Cost of sales	(50.3)	(76.6)	(51.9)	(78.9)	(160.6)	75.0	(173.1)	(80.4)

Gross profit	15.4	23.4	13.8	21.0	53.4	25.0	42.1	19.6

Distribution costs	(5.2)	(7.9)	(5.2)	(7.9)	(16.1)	(7.5)	(16.0)	(7.4)
Administrative expenses	(3.1)	(4.7)	(0.7)	(1.1)	(8.0)	(3.8)	1.8	0.8

Operating profit	7.1	10.8	7.9	12.0	29.3	13.7	27.9	12.9

EBITDA	11.8	18.0	13.3	20.2	45.1	21.1	44.3	20.6

Three-Month Period Ended September 30, 2004 Compared to Three-Month Period Ended September 30, 2003

Turnover

Turnover was unchanged by €65.7 million, for the three-month period ended September 30, 2004 as compared to €65.7 million for the same period in 2003. Volumes of HFC 134a and HFC Blends have increased but this was offset by the impact of a stronger euro when compared to the US dollar.

Cost of sales

Cost of sales increased by €1.6 million, approximately 3.2%, to €51.9 million for the three-month period ended September 30, 2004 as compared to €50.3 million for the same period in 2003. The increase reflects additional accelerated depreciation of €2.4m on the UK HFC 134a asset, increased volumes of HFC 134a and HFC Blends offset by the impact of a stronger euro when compared to the US dollar.

Gross profit

Gross profit decreased by €1.6 million, approximately 10.4%, to €13.8 million for the three-month period ended September 30, 2004 as compared to €15.4 million for the same period in 2003. Gross margins decreased primarily due to additional accelerated depreciation of €2.4m on the UK HFC 134a asset, with the underlying increase in gross profit due to increased volumes of HFC 134a and HFC Blends offset by the impact of a stronger euro when compared to the US dollar.

Distribution costs

Distribution costs were unchanged by €5.2 million, for the three-month period ended September 30, 2004 as compared to €5.2 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €2.4 million, approximately 77.4%, to €0.7 million for the three-month period ended September 30, 2004 as compared to €3.1 million for the same period in 2003. Administrative expenses include a €5.4 million credit for amortisation of goodwill for the three-month period ended September 30, 2004 as compared to €2.7 million for the same period in 2003. This increase in amortisation mainly reflects the additional accelerated amortisation of €2.4 million on the UK HFC 134a asset.

Operating profit and EBITDA

Operating profit increased by €0.8 million, approximately 11.3%, to €7.9 million for the three-month period ended September 30, 2004 as compared to €7.1 million for the same period in 2003. EBITDA increased by €1.5 million, approximately 12.7% to €13.3 million for the three-month period ended September 30, 2004 as compared to €11.8 million for the same period in 2003.

Nine-Month Period Ended September 30, 2004, Compared to Nine-Month Period Ended September 30, 2003

Turnover

Turnover increased by €1.2 million, approximately 0.6%, to €215.2 million for the nine month period ended September 30, 2004, as compared to €214.0 million for the same period in 2003. The increase reflects increased volumes of HFC 134a and HFC Blends offset by a stronger euro when compared to the US dollar.

Cost of sales

Cost of sales increased by €12.5 million, approximately 7.8%, to €173.1 million for the nine-month period ended September 30, 2004, as compared to €160.6 million for the same period in 2003. The increase mainly reflects additional accelerated depreciation of €9.6 million on the UK HFC 134a asset and increased volumes of HFC 134a and HFC Blends.

Gross profit

Gross profit decreased by €11.3 million, approximately 21.2%, to €42.1 million for the nine-month period ended September 30, 2004, as compared to €53.4 million for the same period in 2003. Gross margins decreased primarily due to additional accelerated deprecation of €9.6m on the UK HFC 134a asset and the impact of a stronger euro when compared to the US dollar, offset by increased volumes of HFC 134a and HFC Blends.

Distribution costs

Distribution costs decreased by €0.1 million, approximately 0.6%, to €16.0 million for the nine-month period ended September 30, 2004, as compared to €16.1 million for the same period in 2003. The decrease reflects the impact of a stronger euro when compared to sterling, the US dollar and Japanese yen, offset by the distribution costs associated with increased volumes.

Administrative expenses

Administrative expenses, including research and development activities and other operating income, decreased by €9.8 million, approximately 122.5%, to a credit of €1.8 million for the nine-month period ended September 30, 2004, as compared to a charge of €8.0 million for the same period in 2003. Administrative expenses include a €19.2 million credit for amortisation of goodwill for the nine-month period ended September 30, 2004 as compared to a credit of €8.7 million for the same period in 2003. The increase in amortisation reflects the additional accelerated amortisation of €9.6 million on the UK HFC 134a asset.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating profit and EBITDA

Operating profit decreased by €1.4 million, approximately 4.8%, to €27.9 million for the nine-month period ended September 30, 2004 as compared to €29.3 million for the same period in 2003. EBITDA decreased by €0.8 million, approximately 1.8% to €44.3 million for the nine-month period ended September 30, 2004, as compared to €45.1 million for the same period in 2003.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Ineos Silicas

The following tables sets forth, for the three-month and nine-month periods ended September 30, 2003 and 2004, turnover and expenses of Ineos Silicas and such amounts as percentages of turnover.

	Three-Month Period Ended				Nine-Month Period Ended
	September 30,				September 30,
	2003		2004		2003		2004
	€m	%	€m	%	€m	%	€m	%
Turnover	54.0	100.0	54.3	100.0	163.1	100.0	160.5	100.0

Cost of sales	(34.3)	(63.5)	(34.8)	(64.1)	(101.1)	(62.0)	(102.1)	(63.6)

Gross profit	19.7	36.5	19.5	35.9	62.0	38.0	58.4	36.4

Distribution costs	(5.5)	(10.2)	(5.1)	(9.4)	(16.6)	(10.2)	(14.4)	(9.0)
Administrative expenses	(8.9)	(16.5)	(9.5)	(17.5)	(27.9)	(17.1)	(27.5)	(17.1)

Operating profit	5.3	9.8	4.9	9.0	17.5	10.7	16.5	10.3

EBITDA	9.5	17.6	9.3	17.1	29.9	18.3	28.7	17.9

Three-Month Period ended September 30, 2004, Compared to Three-Month Period Ended September 30, 2003

Turnover

Turnover increased by €0.3 million, approximately 0.6%, to €54.3 million in 2004, as compared to €54.0 million in 2003. Sales volumes of silicates, zeolites and silicas all increased compared to the same period last year. The increase in zeolite sales was driven by relatively low margin sales to Procter and Gamble in the US. Silica volumes were also nearly 8% ahead of the same period last year. Despite the volume increases, the revenue increase was only marginal, with the US dollar weakness having a detrimental effect on Q3 2004 revenues compared to the same period last year. In addition, as several of our silicate and zeolite contracts contain pass through clauses, the relatively low caustic soda prices have had a negative effect on revenue.

Cost of sales

Cost of sales increased by €0.5 million, approximately 1.5%, to €34.8 million in 2004, as compared to €34.3 million in 2003. The slight increase is a result of the higher volumes at slightly lower margins compared to the same period last year.

Gross profit

Gross profit decreased by €0.2 million, approximately 1.0%, to €19.5 million in 2004 as compared to €19.7 million in 2003. The decrease was a result of an increase in the proportion of lower margin zeolite sales and the negative impact of exchange retranslation.

Distribution costs

Distribution costs decreased by €0.4 million, approximately 7.3%, to €5.1 million in 2004, as compared to €5.5 million in 2003. One of the key factors was the sales of zeolite to Procter and Gamble in the third quarter of 2004, which were sold on ex works terms from our US facility.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Administrative expenses

Administrative expenses increased by €0.6 million, approximately 6.7%, to €9.5 million in 2004, as compared to €8.9 million in 2003.

Operating profit and EBITDA

Operating profit decreased by €0.4 million in 2004, approximately 7.5%, to a profit of €4.9 million in 2004, as compared to a profit of €5.3 million in 2003. EBITDA decreased by €0.2 million, approximately 2.1%, to €1.3 million in 2004, as compared to €9.5 million in 2003.

Nine-Month Period Ended September 30, 2004, Compared to Nine-Month Period Ended September 30, 2003

Turnover

Turnover decreased by €2.6 million, approximately 1.6%, to €160.5 million in 2004, as compared to €163.1 million in 2003. In Asia, sales volume and revenue continued to grow. Growth in other regions has been mixed. European zeolite sales are lower than the same period last year. This is despite new sales to Dalli in 2004 from our zeolite slurry plant and growing sales to other customers. The shortfall is all attributable to low sales of zeolite to Unilever. In silicas, the competitive impact on our personal care market from Indian competition has been significant. This has led to lower pricing and reduced volumes at our key accounts within Unilever. Some of high value, speciality personal care sales did however continue to grow. Growth in other silica sectors has also helped to offset the competitive impact of Chinese desiccant imports into Europe. Silicate sales recovered slightly in the third quarter of this year, although they did not offset the shortfall which occurred in the second quarter. Growth of sales in North America is mostly a result of supplying Procter and Gamble in the US.

Cost of sales

Cost of sales increased by €1.0 million, approximately 1.0%, to €102.1 million in 2004, as compared to €101.1 million in 2003. This increase is due to the higher proportion of lower margin silicate and zeolite sales in 2004 compared to the same period last year and the slight decline in silica margins; a result of the competition from India and China. In addition, repairs and maintenance spend in 2004 has been higher than last year.

Gross profit

Gross profit decreased by €3.6 million, approximately 5.8%, to €58.4 million in 2004, as compared to €62.0 million in 2003. This decrease reflects the higher proportion of lower margin zeolite and silicate sales in 2004 and the slight decline in silica margins due to increased competition from India and China.

Distribution costs

Distribution costs decreased by €2.2 million, approximately 13.3%, to €14.4 million in 2004, as compared to €16.6 million in 2003. Lower airfreight costs in 2004 and a higher proportion of ex works sales are the key factors behind the decrease.

Administrative expenses

Administrative expenses decreased by €0.4 million, approximately 1.4%, to €27.5 million in 2004, as compared to €27.9 million in 2003. The decrease is a result of the restructuring programme and the benefit of exchange rate retranslation.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Operating profit and EBITDA

Operating profit decreased by €1.0 million, approximately 5.7%, to €16.5 million in 2004, as compared to €17.5 million in 2003. EBITDA decreased by €1.2 million, approximately 4.0%, to €28.7 million in 2004, as compared to €29.9 million in 2003.

Financial condition and liquidity

Net cash flow from operating activities was an inflow of €169.5 million for the period from January 1, 2004 to September 30, 2004, compared to an inflow of €182.0 million for the nine months ended September 30, 2003. The decrease was primarily due to the net impact of improved profitability, more than offset by increased levels of working capital outflows. Ineos Phenol has experienced significant increases in raw material prices over the past two quarters, which has resulted in increased working capital levels in that business segment. In addition the group has provided a funding loan of €13.5 million to Ineos Chlor, a related company, during the quarter ended September 30, 2004. This funding represents part of the overall revised funding package to construct new cellrooms at Ineos Chlor’s site at Runcorn, England. The group intends to make available additional facilities to Ineos Chlor of £91 million (€132 million) in the form of interest bearing loans with final maturity in 2010. It is anticipated that the facilities will be drawn down over the period to the expected completion of the project in 2006.

Interest payments of €51.6 million were made in the nine months ended September 30, 2004 (€60.5 million in the nine months ended September 30, 2003). This consisted of €21.6 million of senior debt interest and €27.3 million of senior notes interest plus other sundry interest payments.

The company has paid a cash dividend of €39.8 million out of the declared dividend of €44.1 million to its immediate parent company in May 2004. The remaining balance will remain as an inter-company balance for the foreseeable future.

The Company held net cash balances of €108.2 million as at September 30, 2004, and had no drawings under the €75.0 million revolving credit facility. The Company has repaid a total of €70.1 million of the Senior Credit Agreement in the period ended September 30, 2004. Net debt as at September 30, 2004 was €587.5 million (December 31, 2003: €607.9 million).

Capital expenditure incurred during the nine months ended September 30, 2004 was €39.2 million analysed as follows:

(€ in millions)
Ineos Oxide	8.6
Ineos Phenol	13.4
Ineos Fluor	10.3
Ineos Silicas	6.9

39.2

Management believes that cash generated from operations, together with borrowings under the revolving credit facility will be sufficient for the operating needs of the business and to meet debt service requirements as they become due in the foreseeable future. The future operating performance and ability to service or refinance debt, will however be subject to future economic conditions and to financial, business and other factors, many of which are beyond management’s control.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on November 5, 2004.

INEOS GROUP HOLDINGS PLC Registrant Issuer
/s/ JOHN REECE
John Reece Director